UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of registrant's name into English)

10 HAMADA STREET, 5TH FLOOR, HERZLIYA, ISRAEL 46140
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

On November 19, 2010, Fundtech Ltd. sent to its shareholders formal notice of, and a related proxy statement with respect to, its 2010 annual general meeting of shareholders to be held at its offices, located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140 on December 21, 2010 at 9:00 a.m. local time.  The notice and proxy statement are annexed to this Report on Form 6-K as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDTECH LTD.

Date: November 19, 2010	By:	/s/ Joseph J. Aulenti
Name: Joseph J. Aulenti
Title: Executive Vice President, General Counsel and Secretary